

INVEST IN

VUE



VUE

WEDDING & EVENT INDUSTRY —

$51.2 billion industry

This drives a $100B+ domestic ecosystem of:

2.2 million weddings per year (30% surge forecasted, post-covid)

$33,931 average wedding spend

11 MONTH average pre-book (venue booking to event date)

1ST purchase is venue, controls 50% of spend

318,000 SMBs (small and medium sized businesses)

28,376 event venues

90% women-owned businesses (clientele, too)

No solutions exist for custom, extended payment plans for events.

Source: Ibis Data; 2020 The Wedding Report, Inc.

This "Old Economy"

"Old economy" refers to industries that have not changed significantly despite advances in technology.

$51.2 BILLION
Revenue

Annual Growth: 2016-2026
1.5%



$3.1 BILLION
Profit

Annual Growth: 2016-2021
-12.0%



6.1%
Profit Margin

Annual Growth: 2016-2021
-1.2pp



318K
Businesses

Annual Growth: 2016-2026
0.3%



885K
Employment

Annual Growth: 2016-2026
0.3%



$17.9 BILLION
Wages

Annual Growth: 2016-2026
0.5%



Ibis Data

V U E

Industry Structure

POSITIVE IMPACT
Capital Intensity — Low
Concentration — Low
Regulation & Policy — Light / Steady
Industry Globalization — Low / Steady

MIXED IMPACT
Life Cycle — Mature
Technology Change — Low / Slow

NEGATIVE IMPACT
Barriers to Entry — Low / Decreasing
Industry Assistance — Low / Steady
Vendor Competition — High / Increasing

SWOT

STRENGTHS
Experience Economy
Low Customer Class Concentration
Low Capital Requirements
Low Imports

WEAKNESSES
Low & Decreasing Barriers to Entry
Low & Steady Level of Assistance
Low Profit vs. Sector Average
Low Revenue per Employee
Very Low Revenue Growth (2005-2021)

OPPORTUNITIES
Technology Innovation
Multi-Sector Accessibility of Resources
Captive Roll-Up
Post-Pandemic Surge (2021-2023)

THREATS
Low Revenue Growth (2021-2026)
Low Performance Drivers
Marriage Rate

Wedding Services Source: IBISWorld



THE CLIENT CHALLENGE
EVENT COUPLES

- We are newly engaged and need to book a venue.

- We haven't saved up for the 30-50% initial payments.

- There aren't options to extend payments.

- We aren't going to ask our parents. This is our event.

- Even if we could get approved for a loan, we don't want debt right when we are getting married.

- **How do we get the event we want? We are stressed!**



THE VENUE CHALLENGE
SMALL BUSINESSES

- I have great leads, but they can't afford the initial payment.

- Clients pay for everything themselves now, with no help.

- I can't be as flexible on payment terms as clients want.

- I spend too much time managing payments & office stuff.

- The pandemic was so painful for business.

- I just want to focus on my clients and their events!

- **How do I keep the lights on, deliver events, and grow?**

The fragmented wedding industry needs financial innovation.

VUE is an **ALTERNATIVE FINANCING** platform for events.

Consumers now book and pay for their events with our custom monthly payment plans.

We partner with event venues & vendors who bring VUE to their clients.

With VUE, all parties are better resourced and focused on event experiences.






VUE Solution

VUE IS STABILIZING & ADVANCING THE EVENT INDUSTRY THROUGH FINANCIAL INNOVATION

CONSUMERS ACCESS BENEFITS:

- Approachable monthly payment plans
- Lower amount down to book event
- Secure their event vendors sooner
- Funding alternative, not debt
- Entrance to a network of vendors
- Lifetime access to resources, rewards and incentives beyond the event

SMALL BUSINESSES ARE SUPPORTED:

- More event bookings and higher average order $
- Paid sooner, directly by VUE
- Working capital for growth
- More profitable, stable and growing business
- National purchasing power benefits
- Community resources
- An empowered industry of small businesses

VUE

EMPOWER

INNOVATE

VUE
SOLUTION

FINANCE

ACCESS

VUE



EMPOWER event consumers and small businesses with **ACCESS** to innovative financing for **VALUABLE EXPERIENCES.**

VUE

CONSUMER SOLUTION — VUE ALTERNATIVE FINANCING

Consumers join VUE to:

- **Secure** their event date for lower upfront costs.

- **Access monthly payments** for an extended term.

- **Eliminate** unapproachable **lump sum** payments.

- **Bundle all event purchases** across multiple vendors.

For partners businesses, VUE **facilitates** quicker commitments, **increases** average order values, **removes** the burden of collections and **accelerates payments** they receive.

Our partners can **focus on** providing the premium wedding **experience** and enhance their business.



VUE IS A BRIDGE ➤ ACCESSIBILITY

VUE

SMALL BUSINESS SOLUTION — CONNECT

VUE connects and resources the 300,000+ small businesses of the wedding industry ecosystem

THE WEDDING INDUSTRY
$51.2B

VUE IS CONNECTING THE ECOSYSTEM



BAKERIES (CAKE)
CATERING
RENTAL EQUIPMENT
DECORATIONS
WEDDING PLANNERS 3.1%
REHEARSAL DINNER
FOOD & DRINK 24.1%
VENUE 26.9%
FLOWERS 4.2%
ALCOHOL
BARTENDER
THE WEDDING INDUSTRY $51.2B
PHOTOGRAPHY 8.8%
VIDEOGRAPHY
ATTIRE & ACCESSORIES 16.2%
HAIR, NAILS & MAKEUP
DJ
MUSICIANS 11.9%
INVITATIONS
RINGS
BAND
THANK YOU CARDS
TRANSPORTATION
DRESS & TUXEDO
BACHELOR/ BACHELORETTE PARTY
HOTEL
GIFTS FOR WEDDING PARTY
LIMO RENTAL
VALET
AIRFARE
HONEYMOON EXPERIENCES
RELATED EXPENSES

VUE as Industry Leader: Innovative Event Alternative Financing

Gartner Magic Quadrant


CHALLENGERS
LEADERS
NICHE PLAYERS
VISIONARIES
WEDDINGWIRE
the knot
ZOLA
VUE
Destination Venues
Local Venues
Event Vendors
SoFi
Upstart
Ability to Execute
Completeness of Vision

VUE is Prepared to Scale







catersource

THE SPECIAL EVENT

VUE Partner Mix

80% Venues
10% Planners
10% Other Vendors

✓ VUE Partners represent over $50 million in annual sales

✓ Exclusive industry sponsorships with 5,000+ partner leads

✓ Proprietary VUE XO^S tech system development underway

VUE

V U E | Executive Team & Advisors



JILL DEMPSEY

VUE Corp. CEO & Founder

BlueStripe Europe, Inc, CFO
Rocketail, COO & CFO
Manduka Yoga, COO & CFO
Dolphin Capital, General Partner

Uplift EdTech, Board Member
The Huddle, Women CEO Mentor
Guadalupe School, Board Member

Marriott School of Management, Adjunct Professor

Johns Hopkins University, Graduate Student



NATHAN SUMBOT

VUE Corp. General Counsel

Firmly Legal, Partner

Deputy General Counsel, State of Utah, Governor Gary R. Herbert

Emotional Intelligence Ventures, Chief Legal Officer

Ballard Spahr, Attorney

JD, Brigham Young University
BA, Brigham Young University
American Bar Association



CHRIS LEE

VUE Corp. Shareholder
Event Industry Pioneer

ACCESS Destination Services, Founder & Chairman Emeritus

Association of Destination Management Executives Intl. (ADMEI), Co-Founder

San Diego State University School of Hospitality & Tourism Management, Advisory Board

Young Presidents Organization, Learning & Events Officer



JASON THELIN

VUE Corp. Shareholder
Tech Entrepreneur & Investor

Kahoa, Owner & Founder

Serial Entrepreneur
Angel Investor

















JOHNS HOPKINS UNIVERSITY · manduka · dolphin capital · up · THE HUDDLE · ROCKETAIL Make More Money Every Mile · BlueStripe · FIRMLY · Emotional Intelligence Ventures · ACCESS · KAHOA · BYU MARRIOTT SCHOOL OF MANAGEMENT

VUE is Leading the Industry with Financial Innovation















1

A major life event becomes the access point to new consumers,

2

Helping them fulfill and finance their eventful lives.

3

This empowers the “old economy” of underserved small businesses,

4

With VUE as the foundation to lead the multi billion-dollar industry.

